May 8, 2025

Brian Hahn
Principal Executive and Financial Officer
GlycoMimetics, Inc.
P.O. Box 65
Monrovia, MD 21770

       Re: GlycoMimetics, Inc.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed April 28, 2025
           File No. 333-285035
Dear Brian Hahn:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 22, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-4
Proposal No. 4 - The Redomestication Proposal
U.S. Federal Income Tax Considerations of the Cayman Redomestication, page 239

1. We note your response to prior comment 2, including the form of legal opinion filed as Exhibit 8.1 to the registration statement. If you intend for the exhibit to constitute a short-form opinion, please revise your registration statement to clearly state that the disclosure in this section is the opinion of counsel and clearly articulate the opinion being rendered. Refer to Section III.B.2 of Staff Legal Bulletin No. 19
(CF), available
       on our website. In addition, please file an executed copy of the opinion prior to effectiveness. Refer to Sections III.D.2 and III.D.3 of the Staff Legal Bulletin.
 May 8, 2025
Page 2
Crescent's Business
Our solution, CR-001
In vitro activity, page 283

2. We note from your response to prior comment 15 that the data presented in the graph on the right side of the graphic in this section was not statistically significant. Please revise to make that clear.

       Please contact Jenn Do at 202-551-3743 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at 202-551-8013 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:   Kostian Ciko, Esq.